Exhibit 99.1

Baidu Signs Memorandum of Understanding to Acquire 100% Interest in NetDragon’s Subsidiary 91 Wireless

BEIJING, July 15, 2013 /PRNewswire/ — Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced that it has signed a Memorandum of Understanding (“MOU”) on the Proposed Acquisition of all equity interests in 91 Wireless Websoft Limited (“91 Wireless”) from NetDragon (HKEx: 777).

(Logo: http://photos.prnewswire.com/prnh/20081103/BAIDULOGO)

Pursuant to the MOU, Baidu will purchase the entire issued share capital of 91 Wireless for a total of US$1.9 billion. Baidu and NetDragon will further negotiate and agree on the relevant terms of the Proposed Acquisition in the definitive agreements by 14 August 2013 (“the Long Stop Date”) to purchase NetDragon’s 57.41% equity interest in 91 Wireless. Before the signing of definitive agreements or the Long Stop Date (whichever is earlier), NetDragon is restricted from approaching or discussing with any third parties the sale of 91 Wireless. Baidu intends to purchase the remaining equity interests in 91 Wireless from other shareholders based on terms and conditions similar to those offered to NetDragon, provided those shareholders are willing to sell by the Long Stop Date.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find whatever they’re looking for. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

About NetDragon Websoft Inc.

NetDragon Websoft Inc. (HKSE: 0777) is a leading innovator and creative force in China’s online gaming and mobile Internet industries. Established in 1999, NetDragon is a vertically integrated developer & operator of MMORPGs and a cutting-edge R&D powerhouse. NetDragon launched its first self-made online game Monster & Me in 2002, followed by multiple titles including Eudemons Online, Conquer Online and Heroes of Might & Magic Online. It is also China’s pioneer in overseas expansion, directly operating titles in overseas markets since 2003 in English, Spanish, Arabic and other languages. In the mobile Internet industry, NetDragon provides China’s leading marketplace for smartphone users, offering applications and content for the most popular mobile operating systems. NetDragon offers many well-known mobile Internet products and services, including 91 Assistant, HiMarket, 91 Launcher, 91 Panda Reader, sj.91.com and www.hiapk.com.

About 91 Wireless Websoft Limited

Started in 2007, 91 Wireless mainly engages in the development and operation of two leading smartphone app distribution platforms in China, namely 91 Assistant and HiMarket (“91 Smartphone Apps Marketplaces”), community websites, 91 Launcher, 91 Panda Reader, as well as other popular products for smartphone users. To date, over 10 billion apps have been downloaded through the 91 Smartphone Apps Marketplaces. According to the iResearch 2011-2012 report, compiled by independent research firm iResearch, 91 Wireless is the No.1 3rd party app distribution platform in China by both active users and accumulated downloads.

For investor inquiries please contact:

China

Victor Tseng

Baidu, Inc.

Tel: +86-10-5992-7244

Email: ir@baidu.com

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

Email: baidu@brunswickgroup.com

U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

Email: baidu@brunswickgroup.com